                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           Indus International, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45578L100
                          ---------------------------
                                 (CUSIP Number)

                               Stephen Distler
                              466 Lexington Ave
                             New York, NY 10017
                               (212) 878-0600
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 25, 1997
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                      PAGE 2 OF 13 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON  Warburg, Pincus Investors, L.P.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.D.  #  13-3549187


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS
 5
      2(d) OR 2(e)                                                      [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                        12,952,609
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                    0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                        12,952,609
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                        12,952,609

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (SEE INSTRUCTIONS)
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                        34.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN

- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                      PAGE 3 OF 13 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON  E.M. Warburg, Pincus & Co., LLC
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.D.  #  13-3536050


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS
 5
      2(d) OR 2(e)                                                      [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                        12,952,609
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                    0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                        12,952,609
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                        12,952,609

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (SEE INSTRUCTIONS)
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                        34.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO

- ------------------------------------------------------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                      PAGE 4 OF 13 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON  Warburg, Pincus & Co.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.D.  #  13-6358475


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS
 5
      2(d) OR 2(e)                                                      [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                        12,952,609
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                    0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                                        12,952,609
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                        12,952,609

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (SEE INSTRUCTIONS)
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                        34.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO

- ------------------------------------------------------------------------------

                                SCHEDULE 13D
                               Amendment No. 1
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                      PAGE 5 OF 13 PAGES
- -----------------------                                  ---------------------

     Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 restates and amends the Schedule 13 filed on September 4, 1997 by Warburg, Pincus Investors, L.P. Warburg, Pincus & Co. and E.M. Warburg, Pincus & Co., LLC.

     Item 1.
                Security and Issuer.
                -------------------

     The title of the class of securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share ("Issuer Common Stock"), of Indus International, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 60 Spear Street, San Francisco, CA 94105.


     Item 2.
                Identity and Background.
                -----------------------

     This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC") which manages WPI. WP, the sole general partner of WPI has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. William H. Janeway and Joseph P. Landy, directors of the Company, are each Managing Directors and members of EMW LLC and general partners of WP. Each of Messrs. Janeway and Landy disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934. The business address of each of the foregoing is 466 Lexington Avenue, New York, NY, 10017.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                      PAGE 6 OF 13 PAGES
- -----------------------                                  ---------------------

                                  SCHEDULE I

        Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Investors, L.P. ("WPI") is WP. WP, EMW and WPI are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP
                             ----------------------

                                            Present Principal Occupation
Name                                        in Addition to Position with WP
- ----                                        -------------------------------

Susan Black                                 Managing Director and Member, EMW

Christopher W. Brody                        Managing Director and Member, EMW

Harold Brown                                Senior Managing Director and Member,
                                            EMW

Errol M. Cook                               Managing Director and Member, EMW

W. Bowman Cutler                            Managing Director and Member, EMW

Elizabeth B. Dater                          Managing Director and Member, EMW

Stephen Distler                             Managing Director, Member and
                                            Treasurer, EMW

Harold W. Ehrlich                           Managing Director and Member, EMW

Louis G. Elson                              Managing Director and Member, EMW

John L. Furth                               Vice Chairman of the Board and
                                            Member, EMW

Stewart K.P. Gross                          Managing Director and Member, EMW

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                      PAGE 7 OF 13 PAGES
- -----------------------                                  ---------------------

Patrick T. Hackett                            Managing Director and Member, EMW

Jeffrey A. Harris                             Managing Director and Member, EMW

Robert S. Hillas                              Managing Director and Member, EMW

A. Michael Hoffman                            Managing Director and Member, EMW

William H. Janeway                            Managing Director and Member, EMW

Douglas M. Karp                               Managing Director and Member, EMW

Charles R. Kaye                               Managing Director and Member, EMW

Henry Kressel                                 Managing Director and Member, EMW

Joseph P. Landy                               Managing Director and Member, EMW

Sidney Lapidus                                Managing Director and Member, EMW

Kewsong Lee                                   Managing Director and Member, EMW

Reuben S. Leibowitz                           Managing Director and Member, EMW

Brady T. Lipp                                 Managing Director and Member, EMW

Stephen J. Lurito                             Managing Director and Member, EMW

Spencer S. Marsh III                          Managing Director and Member, EMW

Lynn C. Martin                                Managing Director and Member, EMW

Edward J. McKninley                           Managing Director and Member, EMW

Rodman W. Moorhead III                        Senior Managing Director and
                                              Member, EMW

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                      PAGE 8 OF 13 PAGES
- -----------------------                                  ---------------------

Howard H. Newman                             Managing Director and Member, EMW

Gary D. Nusbaum                              Managing Director and Member, EMW

Anthony G. Orphanos                          Managing Director and Member, EMW

Dalip Pathhak                                Managing Director and Member, EMW

Daphne D. Philipson                          Managing Director and Member, EMW

Lionel I. Pincus                             Chairman of the Board, CEO,
                                             and Managing Member, EMW; and
                                             Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                          Managing Director and Member, EMW

Ernest H. Pomerantz                          Managing Director and Member, EMW

Brian S. Posner                              Managing Director and Member, EMW

Arnold M. Reichman                           Managing Director and Member, EMW

Roger Reinlieb                               Managing Director and Member, EMW

John D. Santoleri                            Managing Director and Member, EMW

Steven G. Schneider                          Managing Director and Member, EMW

Sheila N. Scott                              Managing Director and Member, EMW

Peter Stalker III                            Managing Director and Member, EMW

David A. Tanner                              Managing Director and Member, EMW

James E. Thomas                              Managing Director and Member, EMW

John L. Vogelstein                           Vice Chairman of the Board and
                                             Member, EMW

Elizabeth H. Weatherman                      Managing Director and Member, EMW

George U. Wyper                              Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**


* Pincus & Co. is a New York limited partnership whose primary activity is its ownership interest in WP and EMW.

** NL & Co. is a New York limited partnership whose primary activity is its ownership interest in WP.

                                 SCHEDULE 13D
- -----------------------                                 -----------------------
  CUSIP NO. 45578L100                                     PAGE 9 OF 13 PAGES
- -----------------------                                 -----------------------

                                Members of EMW
                                --------------
                                                 Present Principal Occupation in
Name                                              Addition to Position with EMW
- ----                                             -------------------------------
Susan Black                                             Partner, WP
Christopher W. Brody                                    Partner, WP
Harold Brown                                            Partner, WP
Dale C. Christensen \1\                                 Partner, WP
Errol M. Cook                                           Partner, WP
W. Bowman Cutter                                        Partner, WP
Elizabeth B. Dater                                      Partner, WP
Stephen Distler                                         Partner, WP
P. Nicholas Edwards \2\
Harold W. Ehrlich                                       Partner, WP
Louis G. Elson                                          Partner, WP
John L. Furth                                           Partner, WP
Stewart K.P. Gross                                      Partner, WP
Patrick T. Hackett                                      Partner, WP
Jeffrey A. Harris                                       Partner, WP
Robert S. Hillas                                        Partner, WP
A. Michael Hoffman                                      Partner, WP
William H. Janeway                                      Partner, WP
Douglas M. Karp                                         Partner, WP
Charles R. Kaye                                         Partner, WP
Richard H. King \2\

- ---------------------
\1\ Citizen of Canada

\2\ Citizen of United Kingdom

                                 SCHEDULE 13D
- -----------------------                                 -----------------------
  CUSIP NO. 45578L100                                     PAGE 10 OF 13 PAGES
- -----------------------                                 -----------------------
Henry Kressel                                            Partner, WP
Joseph P. Landy                                          Partner, WP
Sidney Lapidus                                           Partner, WP
Kewsong Lee                                              Partner, WP
Reuben S. Liebowitz                                      Partner, WP
Brady T. Lipp                                            Partner, WP
Stephen J. Lurito                                        Partner, WP
Spencer S. Marsh III                                     Partner, WP
Lynn C. Martin                                           Partner, WP
Edward J. McKinley                                       Partner, WP
Rodman W. Moorhead III                                   Partner, WP
Howard H. Newman                                         Partner, WP
Gary D. Nusbaum                                          Partner, WP
Anthony G. Orphanos                                      Partner, WP
Dalip Pathak                                             Partner, WP
Philip C. Percival \2\
Daphne D. Philipson                                      Partner, WP
Lionel I Pincus                                          Managing Partner, WP;
                                                         and Managing Partner,
                                                         Pincus & Co.
Eugene L. Podsiadlo                                      Partner, WP
Ernest H. Pomerantz                                      Partner, WP
Brian S. Posner                                          Partner, WP
Arnold M. Reichman                                       Partner, WP
Roger Reinlieb                                           Partner, WP
John D. Santoleri                                        Partner, WP
Sheila N. Scott                                          Partner, WP
Steven G. Schneider                                      Partner, WP
Dominic H. Shorthouse /2/
Peter Stalker III                                        Partner, WP
Chang Q. Sun \3\
David A. Tanner                                          Partner, WP
James E. Thomas                                          Partner, WP
John L. Vogelstein                                       Partner, WP
Elizabeth H. Weatherman                                  Partner, WP
George U. Wyper                                          Partner, WP
Pincus & Co. *

* Pincus & Co. is a New York limited partnership whose primary activity is its ownership interest in WP and EMW.

- -------------------------
\3\ Citizens of People's Republic of China

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                     PAGE 11 OF 13 PAGES
- -----------------------                                  ---------------------

Item 3.
               Source and Amount of Funds or Other Consideration
               -------------------------------------------------

        All of the securities of the Issuer disclosed on the cover page of this
Schedule 13D were acquired as a result of the combination of The Indus Group, Inc., a California corporation ("Indus"), and TSW International, Inc., a Georgia corporation ("TSW"), pursuant to an Agreement and Plan of Merger and Reorganization, dated as of June 5, 1997, and amended on July 21, 1997, by and among Indus, Issuer and TSW.

        As a result of the combination, Indus Sub, Inc., a California corporation and wholly-owned subsidiary of Issuer ("Indus Sub"), merged with and into Indus, with Indus as a surviving corporation, and (a) each outstanding share of common stock of Indus ("Indus Common Stock") was converted into one share of Issuer Common Stock and (b) each outstanding option to purchase shares of Indus Common Stock granted under the Indus stock option plans and the Indus employee stock purchase plan was converted into an option to purchase that number of shares of Issuer Common Stock equal to the number of shares of Indus Common Stock subject to such option, at an exercise price or purchase price per share of Issuer Common Stock equal to the exercise price or purchase price per share of Indus Common Stock pursuant to such option.

        In addition, TSW Sub, Inc., a Georgia corporation and wholly-owned subsidiary of Issuer ("TSW Sub"), merged with and into TSW (the "TSW Merger"), with TSW as a surviving corporation, and (a) each outstanding share of common stock of TSW ("TSW Common Stock"), and each outstanding share of preferred stock of TSW ("TSW Preferred Stock"), was converted into approximately 2.73 shares of Issuer Common Stock; (b) the outstanding subordinated floating rate notes of TSW (including accrued interest thereon) were exchanged for an aggregate of 1,235,879 shares of Issuer Common Stock; (c) all rights to receive any unpaid dividends on TSW Preferred Stock were converted into an aggregate of 53,937 shares of Issuer Common Stock and (d) each outstanding option or warrant to purchase TSW Common Stock was converted into an option or warrant, respectively, to purchase that number of shares of Issuer Common Stock determined by multiplying the number of shares of TSW Common Stock subject to such option or warrant by the approximately 2.73, at an exercise price per share of Issuer Common Stock equal to the exercise price per share of TSW Common Stock pursuant to such option or warrant divided by the approximately 2.73.

     Immediately prior to the TSW Merger, WPI held all of the outstanding shares of TSW Preferred Stock and warrants to purchase an aggregate of 1,354,000 shares of TSW Common Stock, which preferred stock and warrants were exchanged for an aggregate of approximately 11,751,902 shares of Issuer Common Stock. In addition, the aggregate principal balance of all subordinated notes held by WPI and all accrued interest thereon immediately prior to the TSW Merger totaled $19,572,366.84, which notes and accrued interests were exchanged for approximately 1,222,795 shares of Issuer Common Stock. Approximately 76,025 shares of Issuer Common Stock exchanged for shares of TSW Preferred Stock and unpaid dividends thereon, warrants to purchase TSW Common Stock and subordinated notes (and all accrued interests thereon) held by WPI were distributed to John R. Oltman pursuant to Consulting Agreement dated
July 1, 1996 between WPI and JRO Consulting Inc. ("JRO").

     Item 4.
                Purpose of Transaction.
                ----------------------

     As described in Item 3, this Schedule 13D relates to the merger of Indus and TSW. For a discussion of the reasons for the merger, see "Reasons for the Merger," in the Joint Proxy Statement of Indus and TSW/Prospectus of the Issuer (File No. 333-33113), which was filed on August 7, 1997, at pages 33-35, which section is incorporated herein by this reference.

     The Issuer, Robert W. Felton, and WPI have entered into a Nomination Agreement that provides that for so long as WPI continues to own more than 15% of the outstanding shares of Issuer Common Stock, WPI will be permitted to nominate two persons to the Issuer's board of directors, and that for so long as WPI continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, WPI will be permitted to nominate one person to the Issuer's board of directors. The Nomination Agreement also provides that for so long as Mr. Felton continues to own more than 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will be permitted to nominate two persons to the Issuer's board of directors, and that for so long as Mr. Felton continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will permitted to nominate one person to the Issuer's board of directors, which nominee in each instance may be Mr. Felton. Under the Nomination Agreement, the Issuer will be obligated to use its best efforts to cause to be voted the shares of Issuer Common Stock for which the Issuer's management or board of directors holds proxies or is otherwise entitled to vote in favor of the election of WPI's and Mr. Felton's designees and to cause the Issuer's board of directors to unanimously recommend to its stockholders to vote in favor of the nominees of WPI and Mr. Felton.

  WPI and JRO have entered into a Stock Option Agreement dated July 1, 1996, pursuant to which WPI granted to JRO an option to purchase up to approximately 330,934 shares of Issuer Common Stock. Such option expires on July 1, 2001.


     Item 5.
                Interest in Securities of the Issuer.
                ------------------------------------

  (a) and (b) WPI, WP and EMW LLC each own beneficially 12,952,609 shares of Issuer Common Stock, which constitute 34.7% of the outstanding shares of Issuer Common Stock. WPI, WP and EMW LLC share voting and dispositive power over such shares.

  (c) During the past sixty days, the only transaction by WPI, WP or EMW LLC involving Issuer Common Stock was the acquisition of the shares reported on this
Schedule 13D pursuant to the merger of Indus and TSW, which is described in Item 3 herein.

  (d) Inapplicable.

  (e) Inapplicable.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                     PAGE 12 OF 13 PAGES
- -----------------------                                  ---------------------

     Item 6.
                Contracts, Arrangements, Understandings or Relationships with
                -------------------------------------------------------------
                Respect to Securities of the Issuer.
                -----------------------------------

     As described in Item 4 herein, the Issuer, Robert W. Felton and WPI have entered into a Nomination Agreement that provides that for so long as WPI continues to own more than 15% of the outstanding shares of Issuer Common Stock, WPI will be permitted to nominate two members to the Issuer's board of directors, and that for so long as WPI continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, WPI will be permitted to nominate one nominee to the Issuer's board of directors. The Nomination Agreement also provides that for so long as Mr. Felton continues to own more than 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will be permitted to nominate two members to the Issuer's board of directors, and that for so long as Mr. Felton continues to own between 7% and 15% of the outstanding shares of Issuer Common Stock, Mr. Felton will permitted to nominate one nominee to the Issuer's board of directors, which nominee in each instance may be Mr. Felton. Under the Nomination Agreement, the Issuer will be obligated to use its best efforts or cause to be voted the shares of Issuer Common Stock for which the Issuer's management or board of directors holds proxies or is otherwise entitled to vote in favor of the election of WPI's and Mr. Felton's designees and to cause the Issuer's board of directors to unanimously recommend to its stockholders to vote in favor of the nominees of WPI and Mr. Felton.

     The Issuer, WPI, Robert W. Felton, Richard W.MacAlmon, John W. Blend, III and John R. Oltman have entered into a Registration Agreement dated August 25, 1997 with respect to Issuer Common Stock.

     As described in Item 4 herein, WPI granted to JRO an option to purchase Issuer Common Stock.

     Item 7.
                Material to be Filed as Exhibits.
                --------------------------------

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger and Reorganization between The Indus Group, Inc., a California corporation, Newco Group, Inc., a Delaware corporation, and TSW International, Inc., a Georgia corporation, dated as of June 5, 1997, and as amended on July 21, 1997. (Incorporated by reference to Appendix A-1 of the Joint Proxy Statement of Indus and TSW/Prospectus of the Issuer, filed August 7, 1997 [File No. 333-33113] (the "Joint Proxy Statement/Prospectus")).

     2. Form of Agreement of Merger of Indus Sub, Inc., Indus International, Inc. and The Indus Group, Inc. (Incorporated by reference to Appendix A-2 of the Joint Proxy Statement/Prospectus).

     3. Form of Agreement and Plan of Merger of TSW International, Inc., Indus International, Inc. and TSW Merger Sub, Inc. (Incorporated by reference to Appendix A-3 of the Joint Proxy Statement/Prospectus).

     4. Nomination Agreement among Indus International, Inc., Warburg, Pincus Investors, L.P. and Robert W. Felton (Incorporated by reference to Exhibit 4.6 of the Joint Proxy Statement/Prospectus).

     5. Joint Filing Agreement Pursuant to Rule 13d-1 (f)(1) (immediately following the signature page).

     6. Registration Rights Agreement dated August 25, 1997 between Indus International, Inc., WPI, Robert W. Felton, Richard W. MacAlmon, John W. Blend, III and John R. Oltman (Incorporated by reference to Exhibit 4.1 of the
Joint Proxy Statement/Prospectus).

     7.  WPI Stock Option Agreement dated July 1, 1996 between WPI and JRO.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 45578L100                                     PAGE 13 OF 13 PAGES
- -----------------------                                  ---------------------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1997



                                    WARBURG, PINCUS INVESTORS, L.P.

                                    By:  Warburg, Pincus & Co.
                                         General Partner



                                    By:    /s/  Stephen Distler
                                       ------------------------------------
                                         Stephen Distler
                                         Partner


                                    WARBURG, PINCUS & CO.



                                    By:    /s/  Stephen Distler
                                       -------------------------------------
                                         Stephen Distler
                                         Partner


                                    E.M. WARBURG, PINCUS & CO., LLC



                                    By:   /s/   Stephen Distler
                                       ------------------------------------
                                         Stephen Distler
                                         Managing Director and Member

                                 EXHIBIT INDEX
                                 -------------

     1. Agreement and Plan of Merger and Reorganization between The Indus Group, Inc., a California corporation, Newco Group, Inc., a Delaware corporation, and TSW International, Inc., a Georgia corporation, dated as of June 5, 1997, and as amended on July 21, 1997. (Incorporated by reference to Appendix A-1 of the Joint Proxy Statement of Indus and TSW/Prospectus of the Issuer, filed August 7, 1997 [File No. 333-33113] (the "Joint Proxy Statement/Prospectus")).

     2. Form of Agreement of Merger of Indus Sub, Inc., Indus International, Inc. and The Indus Group, Inc. (Incorporated by reference to Appendix A-2 of the Joint Proxy Statement/Prospectus).

     3. Form of Agreement and Plan of Merger of TSW International, Inc., Indus International, Inc. and TSW Merger Sub, Inc. (Incorporated by reference to Appendix A-3 of the Joint Proxy Statement/Prospectus).

     4. Nomination Agreement among Indus International, Inc., Warburg, Pincus Investors, L.P. and Robert W. Felton (Incorporated by reference to Exhibit 4.6 of the Joint Proxy Statement/Prospectus).

     5. Joint Filing Agreement Pursuant to Rule 13d-1 (f)(1) (immediately following the signature page).

     6. Registration Rights Agreement dated August 25, 1997 between Indus International, Inc., WPI, Robert W. Felton, Richard W. MacAlmon, John W. Blend, III and John R. Oltman (Incorporated by reference to Exhibit 4.1 of the
Joint Proxy Statement/Prospectus).

     7.  WPI Stock Option Agreement dated July 1, 1996 between WPI and JRO.